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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             Detection Systems, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.05 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    250644101
                                    ---------
                                 (CUSIP Number)

                                Mark L. Weintrub
                                  Ultrak, Inc.
                             1301 Waters Ridge Drive
                             Lewisville, Texas 75057
                                 (972) 353-6500
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 30, 2000
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 250644101                                            Page 2 of 4 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ultrak, Inc. (NASDAQ NMS - ULTK)
            75-2626358

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
            N/A

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            BK; WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, U.S.A.
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                1,335,100

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   0
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                1,335,100

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,335,100

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21 %

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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     This Amendment No. 4 to Schedule 13D relates to the common stock, $0.05 par value ("DETC Common Stock"), of Detection Systems, Inc., a New York corporation (the "Issuer"). This Amendment No. 4 amends the Schedule 13D, as amended (the "Schedule 13D"), of Ultrak, Inc.. Capitalized terms used in this Amendment No. 4 but not otherwise defined have the meaning ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction
------------------------------

     Ultrak has commenced litigation seeking to invalidate the Issuer's golden parachute agreements and to enjoin the making of payments thereunder or to recover damages, by filing a shareholder derivative complaint on June 30, 2000 in the United States District Court for the Western District of New York against the Issuer's five current directors for breach of their fiduciary duties to the Issuer and its shareholders. Ultrak filed an amended complaint on July 11, 2000. A copy of this amended complaint is filed hereto as Exhibit A and is incorporated herein by reference.

     Except as indicated above, the information set forth in Item 4 of the
Schedule 13D remains unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        ------------------------------------------------------------------------

     An Ultrak subsidiary is party to an Amended and Restated Credit Agreement among Ultrak Operating, L.P., American National Bank and Trust Company of Chicago and Certain Lenders, dated March 22, 2000, which provides for a $45,000,000 revolving line of credit. Pursuant to this agreement, if Ultrak sells all of its shares of DETC Common Stock, whether in connection with a sale of the Issuer or otherwise, the proceeds of such sale must be applied to reduction of this debt. If Ultrak sells all of its shares and complies with the application of proceeds requirement, it would be entitled to a 0.25% reduction on the interest rate under this agreement. A copy of this agreement is filed hereto as Exhibit B and is incorporated herein by reference.

     Except as indicated above, the information set forth in Item 6 of the
Schedule 13D remains unchanged.

Item 7. Material to be Filed as Exhibits
----------------------------------------

     The following exhibits are filed hereto:

Exhibit A:     Amended Complaint, dated July 11, 2000, as filed by Ultrak in the
               United States District Court for the Western District of New York
               (filed herewith)

Exhibit B:     Amended and Restated Credit Agreement among Ultrak Operating,
               L.P., American National Bank and Trust Company of Chicago and
               Certain Lenders, dated March 22, 2000 (incorporated by reference to Ultrak's report on Form 10-Q for the quarter ended March 31,
               2000)


                                     Page 3

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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 21, 2000

                                        ULTRAK, INC.

                                        By: /s/ Mark L. Weintrub
                                            ------------------------------
                                            Name: Mark L. Weintrub
                                            Title:  Secretary


                                     Page 4

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                                  EXHIBIT INDEX

Exhibit        Title
-------        -----

Exhibit.A:     Amended Complaint, dated July 11, 2000, as filed by Ultrak in the
               United States District Court for the Western District of New York

Exhibit.B:     Amended and Restated Credit Agreement among Ultrak Operating,
               L.P., American National Bank and Trust Company of Chicago and
               Certain Lenders, dated March 22, 2000 (incorporated by reference to Ultrak's report on Form 10-Q for the quarter ended March 31,
               2000)